HITHERLANE PARTNERS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Income		
Commission income	$	737,610
Gain on investments		6,894
Total income		744,504
Expenses		
Commission expense	$	673,767
Salary expense		630,328
Occupancy expense		48,360
Travel and meals		17,661
Audit expense		15,000
Dues and assessments		11,029
Other		10,201
Total expenses		1,406,346
Net income (loss)	$	(661,842)

See accompanying notes to financial statements.